Exhibit 99.1

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

ELAN CORPORATION PLC ANNOUNCES EXPIRATION OF TENDER OFFER
FOR 7¾% SENIOR FIXED RATE NOTES DUE 2011

DUBLIN, IRELAND -- (BUSINESS WIRE) -- October 29, 2009 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced the expiration and final results of the tender offer for the 7¾% Senior Fixed Rate Notes due 2011 (CUSIP No. 284138AC8) (the “Notes”) issued by its wholly-owned subsidiaries, Elan Finance public limited company and Elan Finance Corp. (the “Co-Issuers”).  The tender offer expired on October 28, 2009, at 11:59 p.m., New York City time (the "Expiration Date").

On October 14, 2009, the Co-Issuers made a payment in cash for all Notes tendered prior to 11:59 p.m., New York City time, on October 13, 2009 (the "Early Tender Date"). As of the Early Tender Date, the Co-Issuers had received tenders in respect of $783.9 million aggregate principal amount of Notes, representing approximately 92.23% of the outstanding Notes, all of which were accepted for purchase. The holders of such Notes received total consideration of $1,019.38 per $1,000 of principal amount tendered. The total consideration included an early tender premium of $30.00 per $1,000 principal amount of Notes tendered. The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the early payment date, was approximately $824.3 million.

Between the Early Tender Date and the Expiration Date, the Co-Issuers received tenders in respect of $3.3 million aggregate principal amount of Notes, all of which have been accepted for purchase by the Co-Issuers. The holders of such Notes were entitled to receive consideration of $989.38 per $1,000 of principal amount tendered. The total cash payment to purchase such Notes, including accrued and unpaid interest up to, but not including, the final payment date, was approximately $3.4 million. Such payment is expected to be made on or about October 29, 2009.

A total of approximately $62.8 million in aggregate principal of the Notes remains outstanding.

The terms and conditions of the tender offer, including the Co-Issuers’ obligation to accept the Notes tendered and pay the purchase price therefor, are set forth in the Co-Issuers’ Offer to Purchase dated September 29, 2009.  Pursuant to the terms of the tender offer, Notes not tendered in this tender offer remain outstanding, and the terms and conditions governing the notes, including the covenants and other provisions contained in the indenture governing the Notes, will remain unchanged. From time to time, the Co-Issuers, Elan or its subsidiaries may acquire Notes that were not tendered or purchased in the tender offer through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as the Co-Issuers, Elan or its subsidiaries may determine, which may be more or less than the price to be paid pursuant to the tender offer and could be for cash or other consideration. Alternatively, the Co-Issuers may, subject to certain conditions, repurchase any or all of the Notes not purchased pursuant to the tender offer at any time we are permitted to do so under the respective indentures governing the Notes.

Morgan Stanley & Co. Incorporated is serving as the dealer manager for the tender offer. D.F. King & Co., Inc. is serving as the information agent and the depositary.

Neither Elan, its board of directors, the Co-Issuers, the information agent and depositary nor the dealer manager made any recommendation as to whether holders of the Notes should have tendered or refrained from tendering the Notes.

This announcement does not constitute an offer to purchase or a solicitation of an offer to sell securities. The tender offer was made solely by means of the offer to purchase. In any jurisdiction where the laws require a tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to have been made on behalf of the Co-Issuers by the dealer manager, or one or more registered brokers or dealers under the laws of such jurisdiction.

About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

This press release is neither an offer to purchase nor an invitation of an offer to sell securities. The tender offer was made only by, and pursuant to, the terms of the Offer to Purchase and related documents. The tender offer was not made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In any jurisdiction in which the securities laws or blue sky laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to have been made on behalf of the Co-Issuers by the dealer manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

The information contained in this press release is not for publication or distribution in Canada, Australia or Japan and does not constitute an offer of securities for sale in Canada, Australia or Japan.

In the United Kingdom, this press release is directed only at (i) Persons who have professional experience in matters relating to investments falling within Article 19(1) of The Financial Services And Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) High Net Worth Entities falling within Article 49(2) of the Order and (iii) persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as "Relevant Persons").

In addition, if and to the extent that this press release is communicated in, or the offer of securities to which it relates is made in, any EEA member state that has implemented Directive 2003/71/EC (together with any applicable implementing measures in any member state, the “Prospectus Directive”), this press release and the tender offer described herein are only addressed to and directed at persons in that member state who are qualified investors within the meaning of the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted on or relied on by other persons in that member state. This press release does not constitute a prospectus within the meaning of the Prospectus Directive. This press release constitutes an advertisement for the purposes of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005.

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these statements by the fact that they use words such as “expect”, “estimate”, and “intend” and other words and terms of similar meaning in connection with any discussion of future events. A further list and description of risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.